UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton
resourcing the future
BHP Billiton Plc
Notice of Meeting 2013
This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Invitation from the Chairman
12 September 2013
Dear Shareholder
I am pleased to invite you to BHP Billiton Plc’s 2013 Annual General Meeting (AGM). The meeting will be held on Thursday, 24 October 2013 at The Queen Elizabeth II Conference centre, Broad Sanctuary, Westminster, London.
The AGM is an important forum for BHP Billiton and a key part of our approach to governance. It gives our shareholders the opportunity to consider the performance of the Group alongside the Board and senior management team and to vote on the items of business. Shareholders, proxy holders and corporate representatives are also eligible to ask questions during the AGM. The Notice of Meeting provides further details on the procedures for your participation and the items to be discussed at the meeting.
Of particular relevance among this year’s items is the election of your Board. Your new Executive Director, Andrew Mackenzie, was appointed as Chief Executive Officer (CEO) of BHP Billiton effective 10 May 2013. He brings a unique combination of deep industry knowledge and global management skills to the CEO role, with over 30 years’ experience in the oil and gas, petrochemicals and minerals industries.
The Board looks out five years when planning both retirements and appointments of Directors. The Board and the Nomination and Governance Committee work to ensure that the Board continues to have diversity of skills, experience, gender, backgrounds, geographic location, nationalities, independence and Group knowledge necessary to discharge its responsibilities to shareholders. BHP Billiton has an international footprint operating in 26 countries with 128,800 people. Our Non-executive Directors need skills and experience, as well as a breadth of perspective on complex and inter-related issues, to ensure decisions are in BHP Billiton’s best interests.
This year, an individual retail shareholder has nominated an additional candidate for election: Ian Dunlop. The Board, assisted by the Nomination and Governance Committee, has considered Mr Dunlop’s nomination in the context of the structured and rigorous planning it undertakes for Non-executive Director succession. A threshold requirement is for the skills and experience of any prospective Board member to add to the overall skills and experience of the Board and meet its future needs. In this context, the Board considers that Mr Dunlop would not add to the effectiveness of your Board.
2 | BHP BILLITON PLC NOTICE OF MEETING 2013

Mr Dunlop has advised the Group that he wishes to draw attention primarily to climate change issues. As a global organisation producing energy products and operating in an energy intensive industry, we are continuously and actively managing risks associated with climate change. We have taken a leading role in the resource sector, acknowledging nearly 20 years ago that climate science justified action.
In line with Our Charter value of Sustainability, we have publicly advocated action on climate change policy such as carbon pricing. At the same time, we have reduced our own emissions and reported against clear performance targets. We have constantly reviewed the issue as a driver of change in the global energy mix. We see the potential for a transition to lower carbon energy sources and the management of our portfolio reflects this view.
The Board believes this approach is right and positions the Group appropriately. The diversity of our portfolio, combined with actions focused on emissions abatement, will position us well to manage future policy developments. You can find a summary of our approach, including targets, actions and performance, in our Sustainability Report.
Your Board has a depth of skills and experience in this area and the Group’s performance has benefited from its guidance. The Board believes that the addition of a Director whose focus is primarily on a single issue will not add to the effective governance of the business. For these reasons, the Board recommends you vote against the appointment of Mr Dunlop.
Shareholders will also be asked to consider the remuneration component of Mr Mackenzie’s terms of employment at the AGM. At the time of Mr Mackenzie’s appointment as CEO, the Board and Remuneration Committee believed some reduction to the CEO remuneration package was appropriate. This view was supported by Mr Mackenzie and has been reflected in the Remuneration Report (Item 7) and the proposed grants to Mr Mackenzie under the Group’s employee equity plans (Item 9). Mr Mackenzie’s remuneration reflects our evolving strategic priorities, and having 72 per cent of the total remuneration package ‘at-risk’ ensures his actual remuneration is linked substantially to business outcomes and shareholder returns.
As our long term incentive plan is approaching its 10-year anniversary, shareholder re-approval is required under UK governance guidelines. Accordingly, Item 8 asks shareholders to vote on a refreshment of the plan. The plan’s operation will continue to reflect our unchanged commitment to the existing performance hurdle based on relative shareholder returns, with performance measured over a five-year period. We have taken the opportunity to introduce stronger clawback provisions, reflecting best practice and consistent with feedback from our shareholders.
Many of the remaining items of business set out in the Notice of Meeting will be familiar to you. The Board considers that all resolutions other than Item 23 are in the best interests of shareholders of BHP Billiton as a whole, and recommends you vote in favour of Items 1 to 22. The Board recommends you vote against Item 23 (the election of Mr Ian Dunlop).
Finally, on behalf of the Board, I would like to extend our thanks to Marius Kloppers for his contribution to BHP Billiton over his 20 years with the Group, and in particular his last six years as CEO, a period during which BHP Billiton significantly outperformed its peers in terms of total shareholder returns. Marius retired as CEO and from the Board in May, and will retire from the Group on 1 October 2013.
I encourage you to join us at the AGM and thank you for your continued support of BHP Billiton. I look forward to meeting as many shareholders as possible.
Yours sincerely
Jac Nasser AO
Chairman
BHP BILLITON PLC NOTICE OF MEETING 2013 | 3

Contents
Annual General Meeting agenda 4
Location of the Annual General Meeting 5
Our results at a glance 6
Accessing information on BHP Billiton 8
How to vote and participate 9
Notice of Annual General Meeting 16
Items of business 16
Explanatory Notes 21
Shareholder information 47
Annual General Meeting agenda
Thursday, 24 October 2013
9.30am Registration opens
9.45am Morning tea
11.00am Annual General Meeting commences
Welcome to Shareholders – Chairman
Review – Chief Executive Officer
Consideration of items of business and questions
Please join the Chairman, the Directors and senior management of BHP Billiton for refreshments after the Annual General Meeting.
BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.
Registered Office:
Neathouse Place, London SW1V 1BH.
Registered in England and Wales, Number 3196209.
In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia. In this Notice, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton.
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board.
4 | BHP BILLITON PLC NOTICE OF MEETING 2013

Location of the Annual General Meeting

Thursday, 24 October 2013 – 11.00am
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well connected to the Centre.



A400
A4
A4
A4
STRAND
A301
A3212
MAYFAIR
B326
A3211
WATERLOO
B323
LONDON
A302
A302
A3036
A3214
A3203
B323
B324
A3212
A23
A202
A3213
LAMBETH
PIMLICO
A3212
A3204



ST. JAMES'S PARK
HORSE GUARDS RD
KING CHARLES ST
PARLIAMENT ST
DEPT. OF HEALTH
THE QUEEN ELIZABETH II CONFERENCE CENTRE
TREASURY
WESTMINSTER
WESTMINSTER BRIDGE
BIRDCAGE WALK
PARLIAMENT SQUARE
BIG BEN
STOREY'S GATE
DWP
TOTHILL ST
BROAD SANCTUARY
ST JAMES'S PARK
WESTMINSTER ABBEY
ST MARGARET ST
PARLIAMENT
BIS
NEW SCOTLAND YARD
GREAT SMITH ST
RIVER THAMES
ABINGDON ST
GREAT PETER ST
MARSHAM ST
P
P

Transport Options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right onto Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, the Q-Park Westminster car park is a short walk from the Centre and offers discounts on pre-booked parking. For more information, please visit the Centre's website *http://www.qeiicc.co.uk/contact-us/how-to-find-us*. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

BHP BILLITON PLC NOTICE OF MEETING 2013 | 5

Our results at a glance
Underlying EBIT declined by 22 per cent to US$21.1 billion. The benefit of significant reductions in controllable cash costs of US$2.7 billion was outweighed by declining commodity prices, which reduced Underlying EBIT by US$8.9 billion.
Consistently strong operating performance across the Group contributed to a US$1.8 billion volume related increase in Underlying EBIT. Exceptional items of US$922 million (after tax) contributed to the 29 per cent decrease in Attributable profit to US$10.9 billion.
The total dividend for FY2013 increased by four per cent to 116 US cents per share.
Our effort to reduce operating costs and drive productivity improvements has realised a reduction in controllable cash costs of US$2.7 billion, excluding one-off items.
We extended our strong track record of operating performance, with production records achieved across seven operations and five commodities.
A targeted divestment program continues to realise significant value for our shareholders, with major transactions totalling US$6.5 billion announced or completed during FY2013.
Safety performance continued to improve as the Group’s total recordable injury frequency (TRIF) declined to a record low of 4.6 per million hours worked. Despite this steady improvement in safety performance, three of our colleagues lost their lives at work.
Underlying EBIT
US$21.1 billion
US$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2009 2010 2011 2012 2013
Attributable profit –
excluding exceptional items
US$11.8 billion
US$ million
25,000
20,000
15,000
10,000
5,000
0
2009 2010 2011 2012 2013
6 | BHP BILLITON PLC NOTICE OF MEETING 2013

Five-year summary
30 June 30 June 30 June 30 June 30 June
US$ million 2013 2012 2011 2010 2009
Revenue 65,968 72,226 71,739 52,798 50,211
Underlying EBIT (a) 21,127 27,238 31,980 19,719 18,214
Attributable profit – excluding exceptional items 11,798 17,117 21,684 12,469 10,722
Attributable profit – including exceptional items 10,876 15,417 23,648 12,722 5,877
Net operating cash flow (b) 18,252 24,384 30,080 16,890 17,854
Basic EPS (c) – excluding exceptional items (US cents per share) 221.7 321.6 393.5 224.1 192.7
Basic EPS (c) – including exceptional items (US cents per share) 204.4 289.6 429.1 228.6 105.6
Dividend per share – BHP Billiton Plc (US cents) (d) 116.0 112.0 101.0 87.0 82.0
Dividend per share – BHP Billiton Limited (US cents) (d) 116.0 112.0 101.0 87.0 82.0
Underlying EBITDA Interest Coverage (a) 29.8 53.2 102.8 64.4 56.8
Gearing (e) 28.8% 26.0% 9.2% 6.3% 12.1%
(a) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(b) Net operating cash flows are after net interest and taxation.
(c) Earnings per share.
(d) Represents the dividend declared for each BHP Billiton Plc and BHP Billiton Limited share.
(e) Gearing is net debt over net debt plus net assets.
Dividends declared
US$6.2 billion
US$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2009 2010 2011 2012 2013
Community contributions at 30 June
US$245.8 million
US$ million
250
200
150
100
50
0
2009 2010 2011 2012 2013
BHP Billiton Foundation
BHP Billiton Sustainable Communities
Expenditure (less BHP Billiton Sustainable Communities and BHP Billiton Foundation)
BHP BILLITON PLC NOTICE OF MEETING 2013 | 7

Accessing information on BHP Billiton
BHP Billiton produces a range of publications to inform our shareholders.
Documents are available in various formats to allow shareholders to receive information in the manner that they prefer. You can view these documents online, download them or be sent a paper copy by calling:
Share Registrar
+44 844 472 7001 (United Kingdom)
+27 11 373 0033 (South Africa)
If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please call the numbers mentioned above.
All up-to-date shareholder information is available online at www.bhpbilliton.com
View our Annual Report, Summary Review and Sustainability Report
Online shareholder services
– check your holding
– register to receive electronic shareholder communications
– update your records (including address and direct credit details)
– access all your securities in one portfolio by setting up a personal account
– vote online
Latest news
Reports and presentations
Company overview (including
Our BHP Billiton Charter, Structure and Governance)
Subscribe to receive news alerts sent directly to your email address
8 | BHP BILLITON PLC NOTICE OF MEETING 2013

How to vote and participate
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Shareholders can vote by:
attending the meeting and voting in person; or
appointing an attorney or, in the case of corporate shareholders, a corporate representative, to attend and vote; or
appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate in, and ask questions at, the Annual General Meeting.
Voting arrangements under the Dual Listed Companies structure
In accordance with the Dual Listed Companies structure for BHP Billiton, all items of business at the 2013 Annual General Meetings are considered significant matters and are therefore joint electorate matters.
Voting on joint electorate matters works as follows:
if you vote at the Annual General Meeting of BHP Billiton Plc (to be held in London on 24 October 2013), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited;
if you vote at the Annual General Meeting of BHP Billiton Limited (to be held in Perth on 21 November 2013), your vote will be treated as though it was also cast at the meeting of BHP Billiton Plc;
a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).
Voting in person (or by attorney or representative)
You must register to vote at the Annual General Meeting.
In order to streamline registration, we ask that you arrive at the venue 30 minutes prior to the time designated for the meeting, if possible.
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
All items of business will be decided by way of a poll. The chairman will declare the poll open during the meeting to assist those shareholders who are unable to stay for the whole meeting, and the poll will close shortly after the end of the BHP Billiton Limited Annual General Meeting.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 9

How to vote and participate continued
Voting by proxy
Appointing a proxy
A proxy form accompanies this Notice of Meeting.
A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be either an individual or a body corporate. Each proxy will have the right to vote on a poll and also to speak at the meeting. Further proxy forms are available by contacting the Share Registrar.
The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise.
If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).
If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to vote against Item 23 and to support each of the other resolutions proposed in this Notice of Meeting.
The Key Management Personnel (KMP) of BHP Billiton (which includes each of the Directors and members of the Group Management Committee) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on Items 7, 8 and 9, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8 and 9 by marking the voting boxes for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes for Items 7, 8 and 9, you will be taken to have expressly authorised the Chairman of the meeting to vote in favour of those resolutions.
10 | BHP BILLITON PLC NOTICE OF MEETING 2013

Voting by proxy continued
Lodging proxy appointments
Proxies must be lodged by 11.00am (London time) on Tuesday, 22 October 2013 for shareholders registered on the principal register in the United Kingdom or 12 noon (South African time) on Tuesday, 22 October 2013 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.
Proxies may be lodged using any of the following methods:
Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com. You can log in on a computer or by using the BHP Billiton Plc mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
By hand delivery or post to one of the following addresses:
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
Postal Address (for proxy forms) –
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
or
BHP Billiton Plc Register and Transfer Secretary Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address –
PO Box 61051
Marshalltown 2107
South Africa.
The proxy form must be signed by the shareholder or the shareholder’s attorney.
Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at the relevant address above by 11.00am (London time)/12 noon (South African time) on Tuesday, 22 October 2013.
Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 11

How to vote and participate continued
Voting by proxy continued
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the United Kingdom Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.
Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.
Voting through the CREST electronic proxy appointment service
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 22 October 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.
12 | BHP BILLITON PLC NOTICE OF MEETING 2013

Voting through the CREST electronic proxy appointment service continued
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.
BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
ADS holders and holders of shares dematerialised into STRATE
The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
Holders of shares dematerialised into STRATE should return their proxy forms directly to their Central Securities Depository Participant or stockbroker.
Shareholders who are entitled to vote
In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the United Kingdom Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 22 October 2013, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.
In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the Annual General Meetings. These voting exclusions are designed to limit the capacity of people who stand to benefit from a resolution to influence whether the resolution is passed.
The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 13

How to vote and participate continued
Additional information
Shareholders should note that it is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the United Kingdom Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the United Kingdom Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the United Kingdom Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the United Kingdom Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the United Kingdom Companies Act 2006 to publish on a website.
This Notice of Meeting, together with information about the total number of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at www.bhpbilliton.com.
The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice of Meeting, excluding shares held in treasury, was 2,112,071,796 ordinary shares of US$0.50 each.
Documents available for inspection
The following documents may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting:
a copy of the new BHP Billiton Plc Long Term Incentive Plan rules as proposed by Item 8;
a copy of the new BHP Billiton Limited Long Term Incentive Plan rules, as proposed by Item 8;
copies of the terms and conditions of appointment of BHP Billiton Plc’s Non-executive Directors.
14 | BHP BILLITON PLC NOTICE OF MEETING 2013

Discussion and asking questions
Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting and in the Explanatory Notes. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the United Kingdom Companies Act 2006.
To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:
It would be appreciated if questions are kept as short as possible.
Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.
Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at www.bhpbilliton.com). The most frequently asked questions, together with answers, will be made available online at www.bhpbilliton.com.
Webcast
A live webcast of the meeting will be able to be viewed online at www.bhpbilliton.com. If you attend the Annual General Meeting in person, you may be included in photographs or the webcast recording.
Results of the Annual General Meeting
Because of BHP Billiton’s Dual Listed Companies structure, the results of each resolution cannot be finalised until after both the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited are concluded. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the poll is finalised after the BHP Billiton Limited meeting.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 15

Notice of Annual General Meeting
Notice is given that the 2013 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 24 October 2013 at 11.00am (London time) for the purpose of transacting the following business.
Items of business
Items 1 to 4 and Items 8 to 23 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Item 7 will be proposed as a non-binding ordinary resolution.
Financial statements and reports
Item 1
To receive the financial statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2013, together with the Directors’ Report and the Auditor’s Report, as set out in the Annual Report.
Appointment of auditor of BHP Billiton Plc
Item 2
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That KPMG LLP be appointed as the auditor of BHP Billiton Plc.’
Remuneration of auditor of BHP Billiton Plc
Item 3
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That the Risk and Audit Committee be authorised to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc.’
16 | BHP BILLITON PLC NOTICE OF MEETING 2013

General authority to issue shares in BHP Billiton Plc
Item 4
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That the authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (rights) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the United Kingdom Companies Act 2006 be renewed for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2014 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the United Kingdom Companies Act 2006) shall be US$264,008,975.’
This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the United Kingdom Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.
Issuing shares in BHP Billiton Plc for cash
Item 5
To consider and, if thought fit, pass the following resolution as a special resolution:
‘That the Directors be empowered, pursuant to section 570 of the United Kingdom Companies Act 2006, to allot equity securities (as defined in section 560 of the United Kingdom Companies Act 2006) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the United Kingdom Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:
(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and
(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$53,404,636, and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2014 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).’
BHP BILLITON PLC NOTICE OF MEETING 2013 | 17

Notice of Annual General Meeting continued
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited) Item 6
To consider and, if thought fit, pass the following resolution as a special resolution:
‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) provided that:
(a) the maximum aggregate number of shares hereby authorised to be purchased will be 213,618,545, representing 10 per cent of BHP Billiton Plc’s issued share capital;
(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;
(c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and
(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2014 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’
Remuneration Report
Item 7
To approve the Remuneration Report for the year ended 30 June 2013.
BHP Billiton will disregard any votes cast (in any capacity) on Item 7 by or on behalf of a member of the Key Management Personnel (KMP) or that KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
18 | BHP BILLITON PLC NOTICE OF MEETING 2013

Adoption of new Long Term Incentive Plan Rules
Item 8
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That:
(a) the BHP Billiton Limited Long Term Incentive Plan, the principal terms of which are summarised in Appendix 1 to this Notice of Meeting, be approved for all purposes; and
(b) the BHP Billiton Plc Long Term Incentive Plan, the principal terms of which are summarised in Appendix 1 to this Notice of Meeting, be approved for all purposes, including that approval be given for the giving of benefits to any current or future member of the Group Management Committee (including the Chief Executive Officer) in connection with that person ceasing to hold a managerial or executive office in BHP Billiton or a related body corporate as set out in the Explanatory Notes to this Notice of Meeting.’
If any shareholder is an employee or Director of BHP Billiton or a related body corporate, a potential employee or Director, or an associate of an employee or Director, and wishes to preserve the benefit of this resolution for that person, they should not vote on Item 8 (other than as proxy for a person entitled to vote in accordance with a direction on the proxy form). By voting on Item 8 they will lose the benefit of the resolution as an effect of the Australian Corporations Act 2001.
Further, BHP Billiton will disregard any votes cast as a proxy on Item 8 by a member of the KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form, or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Approval of grants to Executive Director
Item 9
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That the grant of Deferred Shares and Performance Shares under the Group’s employee equity plans to Executive Director, Andrew Mackenzie, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’
BHP Billiton will disregard any vote cast on Item 9 by Andrew Mackenzie or any of his associates, as well as any votes cast as a proxy on Item 9 by a member of the KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 19

Notice of Annual General Meeting continued
Election of Board-endorsed Directors
Items 10 to 22
The following Directors retire under the Board’s policy on annual election (or, in the case of Mr Mackenzie, under the Articles of Association and the Constitution) and, being eligible, submit themselves for re-election or election:
Item 10
To elect Andrew Mackenzie as a Director of BHP Billiton.
Item 11
To re-elect Malcolm Broomhead as a Director of BHP Billiton.
Item 12
To re-elect Sir John Buchanan as a Director of BHP Billiton.
Item 13
To re-elect Carlos Cordeiro as a Director of BHP Billiton.
Item 14
To re-elect David Crawford as a Director of BHP Billiton.
Item 15
To re-elect Pat Davies as a Director of BHP Billiton.
Item 16
To re-elect Carolyn Hewson as a Director of BHP Billiton.
Item 17
To re-elect Lindsay Maxsted as a Director of BHP Billiton.
Item 18
To re-elect Wayne Murdy as a Director of BHP Billiton.
Item 19
To re-elect Keith Rumble as a Director of BHP Billiton.
Item 20
To re-elect John Schubert as a Director of BHP Billiton.
Item 21
To re-elect Shriti Vadera as a Director of BHP Billiton.
Item 22
To re-elect Jac Nasser as a Director of BHP Billiton.
Election of Non-Board endorsed candidate
Item 23
To elect Ian Dunlop as a Director of BHP Billiton.
20 | BHP BILLITON PLC NOTICE OF MEETING 2013

Explanatory Notes
The Explanatory Notes that follow provide important information regarding the items of business to be considered at the Annual General Meeting.
BHP Billiton publishes a range of information to help you make decisions about the Company, including these explanatory notes.
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Business
Items 1 to 4 and Items 8 to 23 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Item 7 will be proposed as a non-binding ordinary resolution.
All items of business at the Annual General Meeting (AGM) are joint electorate actions. The voting procedure explained on pages 9 to 15 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders can vote on these matters.
Item 1
Financial statements and reports
The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year.
In accordance with BHP Billiton’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders who elected to do so will have received a hard copy of the BHP Billiton Annual Report.
In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the BHP Billiton Group as a whole are presented in the BHP Billiton Annual Report.
The BHP Billiton Annual Report and Summary Review are available online at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning the Share Registrar on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa).
BHP BILLITON PLC NOTICE OF MEETING 2013 | 21

Explanatory Notes continued
Item 2
Appointment of auditor of BHP Billiton Plc
The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next AGM.
KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.
It is proposed that KPMG LLP is hereby appointed as auditor of BHP Billiton Plc and will hold office from the conclusion of this meeting until the conclusion of the BHP Billiton AGMs in 2014. KPMG has previously conducted its audit of BHP Billiton Plc as KPMG Audit Plc. As a result of a change to KPMG’s legal structure, KPMG Audit Plc has notified the Company that it is not seeking reappointment. In its place, KPMG LLP is seeking appointment.
KPMG Audit Plc has provided BHP Billiton Plc with a statement of circumstances. This states:
‘Dear Sirs
Statement to BHP Billiton Plc (no. 3196209) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006
The circumstances connected with our ceasing to hold office are that our company, KPMG Audit Plc, has instigated an orderly wind down of business. KPMG LLP, an intermediate parent, will immediately be accepting appointment as statutory auditor.
We request that any correspondence in relation to this statement be sent to our registered office 15 Canada Square, London, E14 5GL marked for the attention of the Audit Regulation Department.
Yours faithfully
KPMG Audit Plc’
The law in Australia does not require a similar annual appointment of an auditor. A resolution to appoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 3
Remuneration of auditor of BHP Billiton Plc
The law in England requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with best practice in corporate governance, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc.
The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed.
22 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 4
General authority to issue shares in BHP Billiton Plc
The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.
The proposed limit is 528,017,949 shares, which:
represents approximately 9.9 per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited, excluding treasury shares (or 25 per cent of the total issued share capital of BHP Billiton Plc, excluding treasury shares) as at 5 September 2013, being the latest practicable date before publication of this Notice of Meeting;
is considerably lower than the maximum limit (one-third of issued share capital or two-thirds in the case of a pre-emptive share issue) specified in the guidelines of major shareholder associations in the United Kingdom: the Association of British Insurers and the National Association of Pension Funds;
is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pro rata basis.
This authority will expire at the conclusion of the BHP Billiton AGMs in 2014.
The resolution is being proposed to ensure that the Directors have the capacity to finance business opportunities which may arise during the year; however, the Directors have no present plans to issue shares.
No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at 5 September 2013, being the latest practicable date before publication of this Notice of Meeting, the total issued capital of BHP Billiton Plc (excluding treasury shares) is 2,112,071,796 shares, and the total combined share capital of BHP Billiton Plc and BHP Billiton Limited (excluding treasury shares) is 5,323,762,902 shares.
As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.14 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) as at the latest practicable date before publication of this Notice of Meeting.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 23

Explanatory Notes continued
Item 5
Issuing shares in BHP Billiton Plc for cash
The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares in BHP Billiton Plc, for cash, without following the provisions in section 561 of the United Kingdom Companies Act 2006.
Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.
Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 106,809,273 shares, which:
represents approximately two per cent of the total combined share capital of BHP Billiton Plc and BHP Billiton Limited, including treasury shares (or five per cent of the total issued share capital of BHP Billiton Plc, including treasury shares) as at 5 September 2013, being the latest practicable date before publication of this Notice of Meeting; and
is consistent with the guidelines of the United Kingdom’s Pre-Emption Group, which reflect the views of the Association of British Insurers, the National Association of Pension Funds and the Investment Management Association.
The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s guidelines regarding cumulative usage of the paragraph (b) authority within a rolling three-year period, namely that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (including treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders.
The Directors did not use the equivalent authority granted by the shareholders at last year’s AGMs.
Item 6
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market.
The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally.
The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc, by way of the alternative mechanism described below or by way of a combination of both), although there is no present intention to do so as at the date of this Notice of Meeting.
24 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 6 continued
Item 6 seeks to renew the authority given to the Directors to buy back BHP Billiton Plc shares at the 2012 AGMs for a further period, expiring at the conclusion of the BHP Billiton AGMs in 2014. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 213,618,545 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital (including treasury shares) as at 5 September 2013, being the latest practicable date before publication of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
If a decision was made to exercise the authority conferred by this item, the BHP Billiton Plc shares could be bought back directly, or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternative mechanism would not have a different impact on the Group’s cash, gearing or interest levels to a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management.
However, the aggregate number of BHP Billiton Plc ordinary shares which would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.
As at 5 September 2013, being the latest practicable date before publication of this Notice of Meeting, there were options and other awards under employee share plans outstanding to subscribe for 5,191,355 shares in BHP Billiton Plc. If exercised in full, these would represent 0.25 per cent of the issued share capital (excluding treasury shares) as at the latest practicable date before publication of this Notice of Meeting. If the authority to buy back shares under Item 6 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.27 per cent of the issued share capital of BHP Billiton Plc (excluding treasury shares), net of the shares bought back.
The United Kingdom Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. BHP Billiton Plc holds 24,113,658 ordinary shares in treasury. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 25

Explanatory Notes continued
Item 7
Remuneration Report
The Annual Report for the year ended 30 June 2013 contains the Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the Executive Director, Non-executive Directors and other Key Management Personnel (KMP). This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report, which is available online at www.bhpbilliton.com.
The current law in Australia and England makes it clear that the shareholder vote is ‘advisory’ and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report should the resolution not be passed.
Notwithstanding the current ‘advisory’ status of the vote on the Remuneration Report, the Board has previously determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy.
Item 8
Adoption of new Long Term Incentive Plan Rules
This resolution proposes the introduction of a new Long Term Incentive Plan (New LTIP) for employees of BHP Billiton. The New LTIP will replace the existing Long Term Incentive Plan (Existing LTIP) that was implemented in 2004.
A summary of the proposed New LTIP Rules is set out in Appendix 1 to this Notice of Meeting. Awards to participants under the New LTIP are subject to both the New LTIP Rules and the terms of the specific grant as set out in an individual employee’s offer documents.
A copy of the proposed New LTIP Rules is available on the BHP Billiton website (www.bhpbilliton.com).
Reason for the New LTIP
The purpose of BHP Billiton is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. One of the key principles of the remuneration policy of the Group is to link rewards to executives to the creation of value for shareholders.
Long term incentive awards have previously been delivered under the Existing LTIP, which was implemented and approved by shareholders in 2004, with subsequent amendments approved by shareholders at the AGMs in 2010. The Existing LTIP is approaching its 10-year anniversary, and as a consequence, re-approval is required under UK governance guidelines. For grants for FY2014 (anticipated to be granted in December 2013) and subsequent financial years, it is intended that long term incentive awards for members of the Group Management Committee (GMC) will be delivered under the New LTIP (subject to shareholder approval of the New LTIP). The New LTIP is also designed to:
simplify and enhance the Group’s remuneration framework;
reflect developments in corporate governance and market practice; and
provide BHP Billiton with flexibility to accommodate changes in the Group’s circumstances and shifts in regulatory and market practice from time to time.
26 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 8 continued
The New LTIP’s operation will continue to reflect the Remuneration Committee’s unchanged commitment to the existing performance hurdle based on relative shareholder returns, with performance measured over a five-year period.
Similar to the Existing LTIP, the New LTIP is intended to be delivered as an annual award of Performance Shares (in the form of conditional awards or options) subject to performance conditions tested over a multi-year performance period.
Key differences between the Existing LTIP and New LTIP
Simplifying and updating our long term incentive arrangements: The Existing LTIP includes prescriptive details regarding the specific terms for each grant of Performance Shares, including the performance conditions and performance periods. Consistent with the emerging market practice in both Australia and the United Kingdom, the New LTIP provides the Remuneration Committee with greater flexibility to determine the most appropriate conditions to apply to a grant of Performance Shares as circumstances change, in order to ensure that the awards are structured in a manner that challenges and motivates participating executives.
While the New LTIP Rules do not specify the performance conditions and performance period in the same way as the Existing LTIP, BHP Billiton intends to apply the same relative total shareholder return performance condition and five-year performance period that applied to the FY2013 (December 2012) awards for the FY2014 (December 2013) long term incentive awards. BHP Billiton will consult with key investors and other key stakeholders before implementing any material changes to future performance conditions or performance periods. Full details of the performance conditions and performance period for each grant under the New LTIP will also be disclosed in the Remuneration Report, the policy component of which will be subject to a binding shareholder vote under United Kingdom laws from FY2014 onwards.
New malus and clawback provisions: The New LTIP will introduce broader malus and clawback provisions to enable the Remuneration Committee to reduce or extinguish unvested LTIP awards or to claw back vested awards in certain circumstances. In particular, under the New LTIP, the Remuneration Committee will have the ability to determine that an award does not vest in full or at all where there has been fraud or misconduct by the participant, or where there is a material misstatement in the financial accounts of a BHP Billiton Group company or the Group.
Similar to the Existing LTIP, the Remuneration Committee also retains an absolute discretion under the New LTIP to determine that, notwithstanding that the performance conditions advised to the participant have been satisfied, a participant’s personal performance, the performance of their particular division or function, or the performance of the Group as a whole does not justify the level of vesting that would otherwise occur, and that all or some of the LTIP awards which would otherwise have vested will not vest in full or at all.
Flexibility to provide the dividend equivalent payment in shares rather than cash: The New LTIP introduces the ability for dividend equivalent payments (DEPs) on vested awards to be delivered to participants in the form of additional BHP Billiton shares (these payments may only be made in cash under the Existing LTIP). For each grant, the Remuneration Committee will decide whether any DEPs are to be made in the form of shares or cash, however the Committee’s current intention is to make DEPs in the form of shares. The ability to provide DEPs in the form of shares will enable participants to build a greater shareholding in BHP Billiton, strengthening the alignment of executives’ interests with those of shareholders.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 27

Explanatory Notes continued
Item 8 continued
Shareholder approval
The laws in Australia and the United Kingdom in relation to the requirements for shareholder approval of the New LTIP differ. However, consistent with the Group’s commitment to adopt the higher standard of corporate governance, the Board is requesting that shareholders of BHP Billiton Plc and BHP Billiton Limited approve the Rules of the New LTIP. The Rules of the New LTIP are the same for both the Plc and Limited entity of BHP Billiton, except where differences are required under the laws or practice of Australia and the United Kingdom. Those differences are not significant.
In addition, BHP Billiton is seeking approval of the New LTIP for the purposes of sections 200B and 200E of the Australian Corporations Act 2001, to enable BHP Billiton to provide termination benefits arising under the New LTIP to any current or future participant in the New LTIP who holds:
1. office in the GMC (including the Chief Executive Officer (CEO)) at the time of their leaving or at any time in the three years prior to their leaving; and
2. awards under the New LTIP at the time of their leaving,
but only if those awards are granted during the period from the date that this resolution is passed through to the close of the 2014 AGMs.
The law in Australia restricts the benefits which can be given to individuals who hold a managerial or executive office, as defined in the Australian Corporations Act 2001, on cessation of their employment with BHP Billiton Limited and its related bodies corporate. Under section 200B of the Australian Corporations Act 2001, a company may only give a person a ‘benefit’ (as defined in the Australian Corporations Act 2001) in connection with their ceasing to hold a managerial or executive office in BHP Billiton Limited or a related body corporate if it is approved by shareholders or an exemption applies.
Approval for the purposes of sections 200B and 200E is being sought in respect of any current or future employees who are members of the GMC (including the CEO) at the time of their termination or at any time in the three years prior to their termination. Approval of termination benefits was last obtained at the 2011 AGMs for a period of three years and is due to be put to shareholders again at the 2014 AGMs. However, as BHP Billiton is implementing a New LTIP that is not covered by the approval obtained at the 2011 AGMs, approval is being sought for any termination benefits that may become payable under the New LTIP (in addition to those covered by the 2011 shareholder approval) until the new approval is sought at the 2014 AGMs.
28 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 8 continued
The amount and value of the termination benefits for which BHP Billiton is seeking approval is the maximum potential benefit that could be provided under the New LTIP, in order to provide the Remuneration Committee with the discretion to determine the most appropriate termination package for the outgoing GMC member. The potential termination benefits to which GMC members may become entitled under the New LTIP on ceasing employment with BHP Billiton in various scenarios are summarised in the ‘Cessation of employment’ section in Appendix 1. The amount and value of the termination benefits that may be provided under the New LTIP cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of the amount and value, including:
the circumstances of the participant’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy);
the percentage of the participant’s gross salary that is capable of being received as a long term incentive award;
the number of Performance Shares held by the participant prior to cessation of employment;
the time period served during the performance period by the Participant up to the date of cessation of employment;
the terms contained within the invitation to participate (such as the applicable performance conditions);
whether any Performance Shares vest (and, if so, how many);
the market price of BHP Billiton shares on the Australian Securities Exchange (ASX) or the London Stock Exchange (LSE) at the relevant time;
any other factors that the Remuneration Committee (or its delegate) determines to be relevant when exercising its discretion under the New LTIP.
It can be reasonably anticipated that aspects of the New LTIP and its operation will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in BHP Billiton’s Remuneration Report. However, it is intended that the termination benefits aspect of this approval will remain valid through to the close of the 2014 AGMs provided that the New LTIP Rules include the treatment on cessation of employment set out in Appendix 1.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 29

Explanatory Notes continued
Item 9
Approval of grants to Executive Director
It is proposed that Andrew Mackenzie, who is an Executive Director of BHP Billiton, be awarded securities under the Group’s employee equity plans. If Item 8 is approved by shareholders, the awards will be made under the New LTIP and the Group Incentive Scheme (GIS). However, if Item 8 is not approved by shareholders, the awards will be made under the Existing LTIP and the GIS.
Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under Item 9 will be acquired on-market. There is also no requirement for shareholders to approve the issue of BHP Billiton Plc securities to a Director on the terms proposed under the United Kingdom law or Listing Rules. Nonetheless, the Board wishes, as a matter of good governance, to seek approval for the acquisition of securities under the Group’s employee equity plans by the Executive Director.
The following information is provided in relation to the Deferred Shares and Performance Shares that may be granted to the Executive Director under the terms of the Group’s employee equity plans.
(a) Award of GIS Deferred Shares: The maximum value of the Deferred Shares that will be granted will be US$898,699. This maximum value has been determined according to the formula that forms part of the GIS Rules. The actual number of Deferred Shares to be granted to Mr Mackenzie will depend on the share price and exchange rate over the relevant five-day period up to and including the date of grant.
How the number of GIS Deferred Shares will be calculated: The number of Deferred Shares granted to Mr Mackenzie will be calculated using the following formula: The maximum value (being US$898,699) will be multiplied by the USD/AUD exchange rate, being the five-day average exchange rate up to and including the grant date to convert the award into Australian dollars. This amount will then be divided by the volume weighted average price of shares traded on the ASX over the five trading days up to and including the grant date, and rounded down to the nearest whole number of Deferred Shares.
An example calculation using the above formula as at 30 August 2013: If awards were granted based on the share price and exchange rate up to and including 30 August 2013 (A$35.27; and A$1.1169 to US$1.00), 28,459 Deferred Shares would be granted after the AGMs (if shareholder approval is provided).
Information on the GIS is set out in section 6 of the Annual Report.
30 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 9 continued
(b) Award of Performance Shares: The Board, on the advice of the Remuneration Committee, has approved an award of Performance Shares with a face value equal to 400 per cent of Mr Mackenzie’s annual base salary (i.e. US$1,700,000 x 400 per cent = US$6,800,000).
This value was determined with the input of the Remuneration Committee’s independent adviser, and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive. The fair value of the award is estimated at US$2,788,000 based on the fair value factor of 41 per cent as described below (i.e. US$6,800,000 x 41 per cent = US$2,788,000).
The Performance Shares will be granted following the AGMs (if shareholder approval is provided).
The actual number of Performance Shares to be granted will depend on the share price and exchange rate over the 12 months immediately prior to the grant.
How the number of Performance Shares will be calculated: The number of Performance Shares allocated to Mr Mackenzie will be calculated using the following formula:
(FV x FX)/Share Price
Where:
FV is the US dollar face value of US$6,800,000 approved by the Board as described above.
FX is the USD/AUD exchange rate, based on the average daily rate over the 12 months immediately prior to the grant date, to convert the face value to Australian dollars.
Share Price is the average daily closing price of shares traded on the ASX over the 12 months immediately prior to the grant date.
The resulting number of Performance Shares will be rounded down to the nearest whole number of Performance Shares.
An example calculation using the above formula as at 30 August 2013: If awards were granted based on the 12-month daily average share price and exchange rate up to 30 August 2013 (A$34.50; and A$0.9956 to US$1.00), 196,234 Performance Shares would be granted after the AGMs (if shareholder approval is provided).
Information on the LTIP is set out in section 6 of the Annual Report. The Rules of both the New LTIP and Existing LTIP are on the BHP Billiton website at www.bhpbilliton.com.
Maximum award: Both the Existing LTIP Rules and New LTIP Rules limit the maximum award to an Expected Value (or fair value) of two times base salary based on the fair value factor. A fair value factor of 41 per cent has been calculated by the Remuneration Committee’s independent adviser and takes into account the likelihood that the LTIP performance conditions are met (under the terms and conditions set out in section 6.2.10 of the Remuneration Report). The maximum award (i.e. number of Performance Shares) is then determined using the same 12-month average exchange rate and share price used to determine the number of Performance Shares granted as described above.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 31

Explanatory Notes continued
Item 9 continued
(c) It is not possible to specify a maximum number of Deferred Shares or Performance Shares which will be granted to Mr Mackenzie. As described above, the actual number of Deferred Shares and Performance Shares to be granted depends on the share price and exchange rate over the relevant period for each grant which, as explained above, can only be determined after the AGMs, when the relevant security is granted to Mr Mackenzie. However, the indicative examples above illustrate how many Deferred Shares or Performance Shares would have been granted if the grant date had been 30 August 2013.
(d) Each Deferred Share and Performance Share represents a conditional entitlement to one ordinary fully paid share in BHP Billiton Limited. There is no cost to Mr Mackenzie on the grant of the Deferred Shares or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital.
(e) No current Director has received securities under the employee equity plans since shareholder approval was last obtained in relation to the grant of Performance Shares under the Existing LTIP to the former CEO, Mr Marius Kloppers, at the 2012 AGMs (Mr Kloppers was granted 240,603 Performance Shares, full details of which are set out in section 6.4.3 of the Annual Report).
(f) The name of the Director and his associates entitled to participate in the employee equity plans in 2013 is Mr Andrew Mackenzie.
(g) In relation to the operation of the employee equity plans for the current financial year, the Deferred Shares and Performance Shares may be granted up to 21 November 2014. Underlying shares may be allocated as a result of the (i) Deferred Shares from the date of grant to August 2018 and (ii) Performance Shares from the date of grant to August 2023.
32 | BHP BILLITON PLC NOTICE OF MEETING 2013

Items 10 to 22
Election of Board-endorsed Directors
Director election framework
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited. Accordingly, in each resolution, reference to ‘BHP Billiton’ is a reference to both BHP Billiton Plc and BHP Billiton Limited. The resolution to appoint each candidate is proposed as a separate resolution.
Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the United Kingdom Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All Directors (with the exception of Andrew Mackenzie) are therefore retiring and offering themselves for re-election, while Mr Mackenzie is seeking election by shareholders for the first time, having been appointed a Director since the 2012 AGMs.
The Nomination and Governance Committee of the Board (in the absence of the Director where that Director is a member of the Nomination and Governance Committee) oversaw a review of the performance of all retiring Non-executive Directors, which was designed to assess the effectiveness of each person. All Directors contributed to that review. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board.
In addition, the Chairman, drawing on guidance from the Remuneration Committee, leads an evaluation of the performance of the Chief Executive Officer on behalf of all Non-executive Directors. The criteria used to assess the Chief Executive Officer’s performance are set out in sections 5.15 and 6 of the Annual Report.
On the basis of the Non-executive Director reviews, the Board considers that all retiring Directors demonstrate commitment to their role, that each Director continues to make a valuable contribution to the Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors. The Board also recommends to shareholders the election of Andrew Mackenzie.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 33

Explanatory Notes continued
Items 10 to 22 continued
In recommending each of Sir John Buchanan, David Crawford and John Schubert for re-election, the Nomination and Governance Committee and the Board took into account their respective tenures. The Board is satisfied for each of these Directors that their tenure has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement. The Board believes that each of these Directors continues to make an outstanding contribution to the Board and the relevant Committees.
In recommending David Crawford and Lindsay Maxsted for re-election, the Nomination and Governance Committee and the Board took into account each Director’s former association with KPMG, details of which are set out in section 5.9 of the Annual Report. The Board is satisfied for both Directors that their previous association with KPMG has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement.
All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.9.
The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.1 of the Annual Report.
Item 10
Andrew Mackenzie BSc (Geology), PhD (Chemistry), 56
Andrew Mackenzie has been the Chief Executive Officer of BHP Billiton since 10 May 2013 and was appointed to the Board on that date. Mr Mackenzie joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. During his 30-year career in oil and gas, petrochemicals and minerals, Mr Mackenzie has held a variety of senior leadership roles. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President of Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Director of the Grattan Institute and a Director of the International Council on Mining and Metals, and a former Non-executive Director of Centrica plc (from September 2005 until May 2013).
The Board believes that Mr Mackenzie brings a unique combination of deep industry knowledge and global management experience to his role as Chief Executive Officer and as a member of the Board.
Mr Mackenzie says: ‘It is a privilege to lead one of Australia’s great companies and the world’s leading diversified natural resources company. Over the last few months, I have met with and listened to our people, our shareholders and the many other stakeholders that contribute to our Company’s success. I look forward to continuing the focus on our strategy of owning and safely operating large, low-cost, long-life assets diversified by commodity, geography and market. We will continue to look to Our Charter to guide our decision-making on all aspects of our business, ensuring full consideration of environmental and social issues.’ The Board recommends the election of Mr Mackenzie.
34 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 11
Malcolm Broomhead MBA, BE, 61
Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Chairman of Asciano Limited and is a former Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton since March 2010 and is a member of the Sustainability Committee and the Finance Committee.
Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance that will further drive productivity.
Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the Sustainability Committee and the Board.’ The Board recommends the re-election of Mr Broomhead.
Item 12
Sir John Buchanan BSc, MSc (Hons 1), PhD, 70
Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. Sir John is currently the Chairman of Smith & Nephew Plc, Chairman of ARM Holdings Plc, and a member of the Advisory Board of Ondra Bank. He is a former Deputy Chairman and Senior Independent Director of Vodafone Group Plc and a former Director of AstraZeneca Plc. Sir John is Chairman of the International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake appeal. He has been a Director of BHP Billiton since February 2003. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.
Sir John says: ‘High performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate, always with high governance standards. Independent Directors, sharing wide-ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management, focusing on both what is done and how it is done.
My experiences as an Executive Director, as well as a Chairman and Non-executive Director on various global boards, provide a broad base from which to contribute to the success of BHP Billiton. Dealing with the investor community as a Chairman, and formerly as the CFO of a major resources company, provides additional experience in my role as the London-based Senior Independent Director of BHP Billiton Plc.’
The Board recommends the re-election of Sir John Buchanan.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 35

Explanatory Notes continued
Item 13
Carlos Cordeiro AB, MBA, 57
Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC. Mr Cordeiro remains an Advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia) LLC. He has been a Director of BHP Billiton since February 2005 and is a member of the Remuneration Committee.
Mr Cordeiro says: ‘BHP Billiton’s success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live, it will be even more important for the Company to maintain a relentless commitment to these key success factors’.
The Board recommends the re-election of Mr Cordeiro.
Item 14
David Crawford AO, BComm, LLB, FCA, FCPA, 69
David Crawford has extensive experience in risk management and business reorganisation. Mr Crawford has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford is Chairman of Lend Lease Corporation Limited, Chairman of Australia Pacific Airports Corporation Limited and is a former Chairman of Foster’s Group Limited. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton in June 2001. He is Chairman of the Finance Committee.
Mr Crawford says: ‘The creation of long-term shareholder value requires the adoption and implementation of a sustainable strategy taking account of the interests of relevant stakeholders.
To effect this in an increasingly complex economic and regulatory environment demands that good corporate governance is implemented at all levels.
My experience in working with a number of multinational companies in a variety of industries allows me to provide relevant input into the Board’s deliberations on matters of strategy and operational performance of BHP Billiton.’
The Board recommends the re-election of Mr Crawford.
36 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 15
Pat Davies BSc (Mechanical Engineering), 62
Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 to June 2011 and is a former Director of various Sasol Group companies and joint ventures. Mr Davies has been a Director of BHP Billiton since June 2012 and is a member of the Remuneration Committee.
Mr Davies says: ‘My previous experience leading an organisation that operates in sectors similar to BHP Billiton enables me to assist the Board as it provides the strategic direction and sound governance needed to create sustainable value for shareholders and all other stakeholders.
Continuous improvement in many areas, including the management of people, operations, corporate governance, safety and environmental care, is essential to ensure an enduring competitive advantage. Given the long-term nature of investment decisions in the resources sector, it is particularly important that these decisions be well considered and effectively implemented. I hope to continue to make a contribution in this area.’
The Board recommends the re-election of Mr Davies.
Item 16
Carolyn Hewson AO, BEc (Hons), MA (Econ), 58
Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group and BT Investment Management Limited. Ms Hewson is a former Director of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is currently a member of the Advisory Board of Nanosonics Limited, a Director of the Australian Charities Fund Pty Limited, Patron and a Director of the Neurosurgical Research Foundation. Ms Hewson is also Trustee and Chairman of the Westpac Buckland Fund and Chairman of Westpac Matching Gifts Limited, together known as the Westpac Foundation. She has been a Director of BHP Billiton since March 2010 and is a member of the Risk and Audit Committee.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 37

Explanatory Notes continued
Item 16 continued
Ms Hewson says: ‘At BHP Billiton the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner.
Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’
The Board recommends the re-election of Ms Hewson.
Item 17
Lindsay Maxsted DipBus (Gordon), FCA, 59
Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive Officer of KPMG Australia between 2001 and 2007.
Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP Billiton since March 2011. He is Chairman of the Risk and Audit Committee and a member of the Finance Committee.
Mr Maxsted says: ‘Those companies which consistently outperform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values, and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.
My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member.
I feel very privileged to be offering myself for re-election.’
The Board recommends the re-election of Mr Maxsted.
38 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 18
Wayne Murdy BSc (Business Administration), CPA, 69
Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and as Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. Mr Murdy is a Non-executive Director of Weyerhaeuser Company. He has been a Director of BHP Billiton since June 2009. Mr Murdy is a member of the Risk and Audit Committee and the Finance Committee.
Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’
The Board recommends the re-election of Mr Murdy.
Item 19
Keith Rumble BSc, MSc (Geology), 59
Keith Rumble was previously the Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.
Mr Rumble is a Director of Enzyme Technologies (Pty) Ltd and Elite Wealth (Pty) Limited. He serves on the Board of Governors of Rhodes University and is a Trustee of the World Wildlife Fund (South Africa). He is a former Director of Aveng Group Limited. He has been a Director of BHP Billiton since September 2008 and is a member of the Sustainability Committee.
Mr Rumble says: ‘In order to drive the creation of shareholder value, effective Boards require a diverse range of skills to ensure constructive dialogue around the complex and wide-ranging issues facing companies operating in the global arena.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 39

Explanatory Notes continued
Item 19 continued
My experience in the mining industry as the Chief Executive and Board member of highly successful world-class mining companies and, more recently, managing a private equity investment portfolio in the mining industry has provided me with an appropriate background which complements the other skills represented on the BHP Billiton Board and enables me to contribute effectively to the strategic direction and deliberations of the Board. My background in operations, portfolio management and investment provides an ideal platform to contribute to the broader strategic debate on matters such as risk management and sustainability.’
The Board recommends the re-election of Mr Rumble.
Item 20
John Schubert AO, BCh Eng, PhD (Chem Eng), 70
John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is Chairman of the Garvan Institute of Medical Research. He is a former Chairman of Commonwealth Bank of Australia, WorleyParsons Limited and G2 Therapies Pty Limited, and a former Director of Qantas Airways Limited. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton in June 2001. Dr Schubert is Chairman of the Sustainability Committee and in this capacity has had oversight of our approach to a wide range of sustainability issues including climate change. Dr Schubert is also a member of the Nomination and Governance Committee and the Remuneration Committee.
Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk. As a long standing advocate for action on climate change, I am committed to ensuring that BHP Billiton continues to play a constructive role on these important issues.
My experience at CEO and Board level in companies based, and with operations, in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’
The Board recommends the re-election of Dr Schubert.
40 | BHP BILLITON PLC NOTICE OF MEETING 2013

Item 21
Baroness Shriti Vadera MA, 51
Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, Ms Vadera has undertaken a number of international assignments, including advising on the Eurozone crisis and working with the Korean Chair of the G20. Ms Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. Ms Vadera was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Ms Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets. Ms Vadera is currently a Non-executive Director of AstraZeneca Plc and is a former Trustee of Oxfam. Ms Vadera has been a Director of BHP Billiton since January 2011 and is a member of the Risk and Audit Committee.
Ms Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions, such as the G20, provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’
The Board recommends the re-election of Ms Vadera.
Item 22
Jac Nasser AO, BBus, Hon DT, 65
Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is currently a Director of 21st Century Fox, a Non-executive advisory partner of One Equity Partners, a private equity business associated with JP Morgan Chase & Co., and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of British Sky Broadcasting Group plc and of Brambles Limited. He has been a Director of BHP Billiton since June 2006 and was appointed as Chairman in March 2010. Mr Nasser is Chairman of the Nomination and Governance Committee.
Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers and respecting the natural environment.
Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’
The Board recommends the re-election of Mr Nasser.
BHP BILLITON PLC NOTICE OF MEETING 2013 | 41

Explanatory Notes continued
Item 23
Election of Non-Board endorsed candidate
This year an individual retail shareholder has nominated an additional candidate for election: Mr Ian Dunlop. The Board, assisted by the Nomination and Governance Committee, has considered Mr Dunlop’s nomination in the context of the structured and rigorous planning it undertakes for Non-executive Director succession. A threshold requirement is for the skills and experience of any prospective Board member to add to the overall skills and experience of the Board and meet its future needs. In this context, the Board considers that Mr Dunlop would not add to the effectiveness of the Board. The Board also believes that the addition of a Director whose focus is primarily on a single issue will not add to the effective governance of the business. For these reasons, the Board recommends shareholders vote against the appointment of Mr Dunlop. The Chairman of the meeting intends to vote undirected proxies against this resolution.
The following material provided by Mr Ian Dunlop with his nomination has not been verified independently by BHP Billiton. BHP Billiton does not in any way endorse the platform on which Mr Dunlop is standing for election.
Ian Dunlop MA(Cantab) (Mechanical Sciences), 71
Ian Dunlop has wide experience in energy resources, infrastructure and international business, including with the Royal Dutch Shell Group. He has senior executive and director level experience in oil, gas and coal exploration and production.
He is a past Chair of the Australian Coal Association (1987–88), the Australian Greenhouse Office Experts Group on Emissions Trading (1998–2000) and was CEO of the Australian Institute of Company Directors (AICD) (1997–2001).
Mr Dunlop is a Fellow of AICD, the Australasian Institute of Mining and Metallurgy, the Energy Institute (UK), a Member of the Society of Petroleum Engineers of AIME (USA) and a Member of The Club of Rome.
Mr Dunlop says: ‘In my view, the greatest challenge the world, and BHP Billiton, now faces is global warming caused by greenhouse gas emissions from human fossil-fuel consumption. The extent and speed of warming has been badly underestimated. Current policies are leading to an average surface temperature increase in excess of 4oC, compared with the ‘official’ target of less than 2oC. This is a world of 1 billion people, not 7 billion, in which business as we know it is not possible. It is nothing less than suicidal to continue investment in fossil-fuel expansion.
The current Board must take action by changing investment priorities far more extensively than the Company has recently announced. I consider that my particular mix of experience and global perspective would complement existing board member skills in achieving what must become top priorities for BHP Billiton and its shareholders.’
The Board recommends against the election of Mr Dunlop.
42 | BHP BILLITON PLC NOTICE OF MEETING 2013

By order of the Board
Jane McAloon
Group Company Secretary
Appendix 1 – Summary of New LTIP Rules
It is proposed that BHP Billiton Plc and BHP Billiton Limited will both introduce a new Long Term Incentive Plan (New LTIP) on the terms described below.

Participants	The participants are executives who are selected by the Remuneration Committee. For the FY2014 grant, the participants will be the GMC members on the grant date.
Grant of awards	The Remuneration Committee will determine the number of Performance Shares that will be granted to participants. There is a cap on the number of Performance Shares that can be granted: in any one financial year a participant cannot be granted Performance Shares which have a fair (or expected) value that exceeds two times the participant’s annual base salary.
Vesting	Performance Shares will only vest following the end of the performance period to the extent that the performance hurdles and any other relevant conditions advised to the participant in the invitation letter are met, and subject to the Remuneration Committee discretion detailed below. Full details of the performance hurdles that apply to each grant of New LTIP awards are disclosed in the Remuneration Report. On vesting of Performance Shares, participants will become entitled to fully paid ordinary shares in the capital of BHP Billiton, subject to a Remuneration Committee discretion to pay cash on vesting or exercise of the Performance Shares instead.
For the FY2014 grant, relative US$ total shareholder return (TSR) will be retained as the performance hurdle and the comparator companies (Index) will comprise:
a sector peer group (determines vesting of 67 per cent of the Performance Shares), which is weighted to comprise 75 per cent mining companies and 25 per cent oil and gas companies; and
a broad stock market group (determines vesting of 33 per cent of the Performance Shares), being the Morgan Stanley Capital Index World – a market capitalisation index that monitors performance of approximately 1,600 stocks from around the world.
For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by an average of 5.5 per cent per annum, compounded, which equates to exceeding the average TSR over the five-year performance period by more than 30 per cent. Only 25 per cent of the Performance Shares vest if BHP Billiton’s TSR is at the Index TSR. Vesting occurs on a sliding scale between these two points. No Performance Shares vest if BHP Billiton’s TSR is below the Index TSR.

BHP BILLITON PLC NOTICE OF MEETING 2013 | 43

Explanatory Notes continued
Appendix 1 – Summary of New LTIP Rules continued

Remuneration Committee discretion The Remuneration Committee has an absolute discretion under the New LTIP Rules to determine that, notwithstanding that the performance hurdles advised to the participant have been satisfied, a participant’s personal performance, the performance of their particular division or function, or the performance of the Group as a whole does not justify the level of vesting that would otherwise occur, and that all or some of the Performance Shares which would otherwise have vested will not vest and will instead lapse.
Dividend equivalent payments The Remuneration Committee may determine that an award of Performance Shares will include an entitlement to a DEP in respect of Performance Shares that vest and (where applicable) are exercised. The market value of the DEP will reflect the aggregate cash amount of dividends that would have been paid to the holder of the equivalent number of ordinary shares from the commencement of the performance period to the date of vesting or exercise (as applicable). The Remuneration Committee’s current intention is to satisfy DEPs through the allocation of shares, although the New LTIP also allows for payment in cash.
Malus and clawback The New LTIP will introduce malus and clawback provisions to allow the Remuneration Committee to reduce or clawback awards in certain circumstances, including:
for any misconduct or fraud by a participant;
where BHP Billiton becomes aware of a material misstatement or omission in the financial statements of a Group company or the Group; or
any circumstances occur that the Remuneration Committee determines in good faith to have resulted in an inappropriate benefit to the Participant.
In addition, the Remuneration Committee will have the ability to clawback all or some of the shares allocated to a participant or cash received by a participant in connection with the LTIP in order to ensure that no inappropriate benefit is obtained by the participant.
Cessation of Special provisions apply where a participant leaves the employment of a Group company:
employment Resignation or dismissal: Generally, where a participant resigns or is terminated for cause, any unvested Performance Shares will lapse. The Remuneration Committee also retains a discretion to lapse vested but unexercised Performance Shares.
Death, illness or disablement: If a participant ceases employment due to death, serious injury, disability or illness that prohibits continued employment, or total and permanent disablement, all of their unvested Performance Shares will immediately vest. This acceleration of vesting may crystallise a termination benefit for the purposes of the Australian Corporations Act 2001.
Cessation for any other reason: Where a participant ceases employment for any other reason (including, for example, retirement, redundancy or termination by mutual agreement), a pro-rata portion of the unvested Performance Shares held by the participant will remain on foot and subject to the original performance hurdles, and will vest or lapse in the ordinary course. However, the Remuneration Committee has discretion under the Rules of the New LTIP to determine that some or all of a participant’s Performance Shares will lapse with effect from the date the participant ceases employment (or such other date the Remuneration Committee determines).

44 | BHP BILLITON PLC NOTICE OF MEETING 2013

Appendix 1 – Summary of New LTIP Rules continued

Change of control If there is a change of control or a winding up of BHP Billiton Plc or BHP Billiton Limited, all shares allocated to a participant under the New LTIP will be released from any dealing restrictions (subject to compliance with the law) and unvested Performance Shares may vest on a pro-rata basis having regard to all relevant circumstances; in particular, the level of performance achieved up to the date of the change of control and expected future performance. Alternatively, all such shares may be forfeited and any unvested Performance Shares may lapse if the Remuneration Committee determines that this is more appropriate having regard to all relevant circumstances. Any unvested Performance Shares may lapse or be cancelled if the Remuneration Committee determines in its absolute discretion that a term of the control event is that holders of those Performance Shares will participate in an acceptable alternative employee share incentive scheme which is reasonably acceptable to the Remuneration Committee in its absolute discretion.
Variation of share capital If there is a variation of the share capital of BHP Billiton Plc or BHP Billiton Limited or certain other corporate events (not in the ordinary course and not related solely to the performance of the Group), the Remuneration Committee may make appropriate adjustments to:
the number of shares subject to any Performance Share;
the exercise price for a Performance Share;
where the Performance Share has been exercised but no shares have been allocated following the exercise, the number of shares which may be allocated; and
the performance hurdles that apply to the Performance Shares, provided that they are no less difficult to satisfy than those set at the time the award was made.
Administration The New LTIP will be administered by the Remuneration Committee. The Remuneration Committee may delegate its powers or discretions under the New LTIP to any one or more persons, including to a sub-committee of the Remuneration Committee.
Plan limits The number of shares in BHP Billiton Plc or BHP Billiton Limited which may be issued on any day under the LTIP plus any other shares issued in the previous 10-year period under the LTIP or any other employee share plan adopted by BHP Billiton, may not exceed 10 per cent of the combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited immediately before that day.
In addition, the number of shares in BHP Billiton Plc or BHP Billiton Limited which may be issued on any day under the LTIP, plus any other shares issued in the previous 10-year period under the LTIP or any other discretionary share plan adopted by BHP Billiton, may not exceed five per cent of the combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited immediately before that day (although this limit may be exceeded where vesting is dependent on the achievement of stretching performance criteria).
For the purposes of the above limits, Performance Shares that have lapsed will be excluded.
Timing of grants Grants of awards under the New LTIP may only be made within the 10-year period following approval. Grants may only be made in relevant grant windows, being predetermined periods after relevant events such as AGMs and bi-annual results announcements.
Benefits non- pensionable Awards under the New LTIP and participation in the plan will not be taken into account in determining a participant’s salary or remuneration for the purposes of superannuation or other pension contribution arrangements.

BHP BILLITON PLC NOTICE OF MEETING 2013 | 45

Explanatory Notes continued
Appendix 1 – Summary of New LTIP Rules continued
Alterations The New LTIP may be altered by the Board from time to time on recommendations from the Remuneration Committee, subject to applicable statutory and Listing Rule requirements. In particular, any alteration to the New LTIP which is to the material advantage of participants or eligible employees and which amends:
the persons to whom awards may be granted under the new LTIP;
any limits on benefits or any category of benefit that may be granted under the New LTIP to any one participant, or the plan limits specified below;
the basis for determining a participant’s entitlements to, and the material terms of, an award of Performance Shares;
the provisions of the New LTIP Rules relating to variation of awards; or
the provisions of the New LTIP Rules relating to amendments to the New LTIP, will require the prior approval of BHP Billiton shareholders as a joint electorate action.
No alteration may be made to the New LTIP Rules if it would adversely affect the existing rights of a participant in relation to Performance Shares that have been granted, except with the approval of at least 50 per cent of the participants holding Performance Shares affected by the alteration.
However, alterations to benefit the administration of the New LTIP, or which the Remuneration Committee considers are necessary or desirable to take account of a change in legislation, exchange control, securities laws or other regulatory requirements, or to obtain or maintain favourable tax treatment for participants or any Group Company, may be made without the need for either of the approvals set out above where such alterations do not affect the basic principles of the New LTIP. Any alterations to the New LTIP which are made in order to reflect changes to Australian or United Kingdom Listing Rules provisions relating to the amendment of employee share incentive schemes may also be made without the need for either of the approvals set out above.
In addition, the Board may (without shareholder approval) create sub-plans based on the terms and conditions set out in the New LTIP Rules for employees in different countries in order to take account of securities, exchange control, taxation or employment laws or regulations, or similar factors, in countries where the New LTIP is to be implemented, provided that the basis on which such employees participate in such sub-plans shall not be materially more favourable overall than the terms of participation in the New LTIP and the plan limits specified below shall apply to any awards granted under such sub-plans.
46 | BHP BILLITON PLC NOTICE OF MEETING 2013

Shareholder information

Share Registrars and Transfer Offices

Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: www.investorcentre.com/bhp

United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal Address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 844 472 7001
Facsimile +44 870 703 6322
Email enquiries: www.investorcentre.co.uk/contactus

South Africa
BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries: web.queries@computershare.co.za
Holders of shares dematerialised into STRATE
should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address – Private Bag 92119 Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal Address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340 (toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries: citibank@shareholders-online.com
Website: www.citi.com/dr

BHP BILLITON PLC NOTICE OF MEETING 2013 | 47

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